Board of Management

Vedior

RECEIVED

2005 JUN 17 P 2:0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA




05009058

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 9 June 2005

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JUN 20 2005

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200

Vedior
where people matter

Amsterdam, The Netherlands

Vedior sells holding in Business Process Outsourcer

For immediate release on 9 June 2005

Vedior announces that it has signed an agreement to sell its minority holding in TriNet Group, Inc., a Californian-based provider of business process outsourcing services for payroll, benefits and human resources, to General Atlantic, LLC., a private equity investor.

Zach Miles, Vedior's Chief Executive said, *"Vedior continues to focus on its core business of recruitment while TriNet's services have progressively evolved in the direction of HR business process outsourcing. While certain of these services are complementary to our recruitment activities, the volume of business generated through our relationship to date has been limited and TriNet's future direction is too far removed from our strategic plan to warrant making the additional capital investment that the company needs in order to pursue growth opportunities. We feel that the partnership with General Atlantic offers a beneficial arrangement for all parties by providing TriNet with access to both growth capital and expertise in the BPO sector. We wish TriNet well in achieving its future goals."*

Martin Babinec, TriNet's Chief Executive, added *"Our ten year relationship with the management of Vedior has been instrumental to our success in growing the company. TriNet's new partnership with General Atlantic not only helps accelerate our growth trajectory, but also brings significant advantages to our existing customers. We remain committed to continuing our existing commercial relationships with Vedior companies, as well as creating new relationships as our US customers continue to request HR services outside of North America."*

Vedior's gross proceeds from the sale of TriNet shares will be approximately $43 million (€35 million at current exchange rates) of which approximately $37 million (€30 million at current exchange rates) will be received at closing and the balance will be paid in instalments over one to two years. Closing of the transaction is subject to regulatory approval.

TriNet sales for the year ended 31 December 2004 were $44 million (€36 million) which, as a minority investment, are not consolidated within Vedior's reported sales. TriNet's contribution to Vedior's 2004 net result was $3.1 million (€2.4 million).

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.



Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Frits Vervoort, CFO +31 (0)20 573 5609
Jelle Miedema, Company Secretary